Exhibit 10.9

Board Agreement

The undersigned:

(1)	Sara Lee Corporation, a Maryland corporation, having its registered seat at 3500 Lacey Road, Downers Grove, Illinois, United States, represented by the chairman of the Executive Board of Sara Lee Corporation, Jan Bennink, hereinafter the “Company”;

and

(2)	Mr M Herkemij, residing at [address on file with the Company] , hereinafter the “Executive”;

Whereas:

•

The Executive was elected an executive officer of Sara Lee Corporation, to serve as Executive Vice President of Sara Lee and as Chief Executive Officer of the International Beverage business segment of the Company with the intention to become the Chief Executive Officer of CoffeeCo after the Spin-Off has been executed, which terms are both defined hereafter;

•

Also against the background of the fact that, with effect from 1 January 2012, board agreements concluded between a Dutch listed company and a managing director can no longer be qualified as an employment agreement, the parties have expressed their wish and intention to enter into a management services agreement;

•

Taking into account the Executive’s other approved positions within the group, the Executive will be expected to devote his time and energy in full in a way commensurate with the best interests of the Company and its affiliated companies;

•	The parties wish to lay down the fee and other applicable conditions of engagement in this agreement;

•

“Sara Lee Change in Control Plan” shall mean: the terms of the Change in Control Plan contained in article 3 of the Sara Lee Corporation Corporate Officers Severance Plans, which apply generally to executive officers of Sara Lee, in the occurrence of a change in control as defined in that Change in Control Plan ; and

•

“Spin-Off” shall mean: the Company’s plan, publicly announced on January 28, 2011, to split into two pure play companies by effecting the spin-off (the “Spin-Off”) of Sara Lee’s international coffee and tea business into a new, independent publicly traded company (such new company: “CoffeeCo”).

DECLARE TO HAVE AGREED AS FOLLOWS:

1. DATE OF COMMENCEMENT AND POSITION

1.1	On 1 December 2011, the Executive enters into the Agreement with the Company as Chief Executive Officer of the International Beverage business segment

1.2	Upon the Spin-Off having been executed the competent authority within CoffeeCo will appoint the Executive as managing director under the articles of association (“statutair bestuurder”) and member of the Board of Management of CoffeeCo after having informed the General Meeting of Shareholders in accordance with article 2:162 of the Dutch Civil Code.

1.3	In connection with the duties of the Executive as member of the Board of Management under this agreement, the Executive’s principal place of work shall be the Netherlands, however the Executive shall be working at all necessary places, including other establishments of CoffeeCo or the Company, and accepts that the position entails considerable travelling. The Company will be entitled to change the principle place of work after consultation with the Executive.

1.4	The Executive is obliged to do or to refrain from doing all that an officer in similar positions should do or should refrain from doing and to observe the value the Company attaches to acting ethically. The Executive shall fully devote himself and his energy to promoting the interests of the Company, taking into account the Executive’s other approved positions within the group.

1.5	The Executive has the obligations which have been or will be imposed by law, by the Dutch corporate governance code, by the articles of incorporation of the Company and in any board regulations as such regulations shall apply from time to time.

1.6	As Chief Executive Officer, the Executive shall be responsible for all activities of CoffeeCo. He will hold the title of Chief Executive Officer International Beverage (“IB”). As soon as the Spin-Off has been executed, he will become CEO CoffeeCo.

1.7	The Executive will report to Jan Bennink, the executive chairman of the Company.

1.8	The Company agrees that, in connection with and effective upon completion of the Spin-Off, the Company will transfer and assign to CoffeeCo, and the Company will cause CoffeeCo to accept and assume, all of the terms of this Agreement (as per article 6:159 Dutch Civil Code). At and after the effective time of such transfer and assignment, CoffeeCo shall be solely responsible for compliance with all terms of this agreement that remain to be completed after the effective time of the Spin-Off and the Company shall have no further or continuing rights or obligations hereunder. Pursuant to the transfer and assignment of this Agreement it shall mutatis mutandis apply to CoffeeCo as the “Company” and the Executive.

2. DURATION OF THE AGREEMENT, NOTICE OF TERMINATION AND TERMINATION FEE

2.1	The Agreement is entered into for a definite period of four years as of 1 December 2011 (the “Starting Date”). Accordingly, this agreement will terminate by operation of law, without notice being required, on 30 November 2015 (the “End Date”), without prejudice to the right of the Company and the Executive to terminate the Agreement during this term.

2.2	The four year term shall be continued upon the listing of CoffeeCo and the start of the Executive as Chief Executive Officer of the CoffeeCo, which means that the Agreement will still terminate four years from the Starting Date.

2.3	Without prejudice to paragraphs 2.1 and 2.2, the Agreement may be terminated by either party during its term with due observance of a notice period of six months for the Company and a notice period of three months for the Executive.

2.4	No later than six months before the End Date, the Company and the Executive will inform the other party regarding the intention of continuation of the Agreement for a definite or an indefinite period after the End Date.

2.5	If after expiry of the period referred to in paragraphs 2.1 and 2.2, the Agreement is continued the Agreement may be terminated by either party by giving notice with due observance of a notice period of six months for the Company and a notice period of three months for the Executive.

2.6	If the Company gives notice of termination of the Agreement, other than due to an urgent cause, subject to the applicable notice period as referred to in paragraphs 2.3 and 2.5, a termination fee equal to an amount of twelve monthly instalments of the annual Base Fee as stipulated in paragraph 3.1 of this Agreement, will be made available to the Executive upon the effective date of termination.

2.7	In case of expiry of the period referred to in paragraph 2.1 and 2.2 a termination fee equal to an amount of eighteen monthly instalments of the annual Base Fee as defined in paragraph 3.1 of this Agreement will be made available to the Executive upon the effective date of termination.

2.8	The right to terminate this Agreement due to an urgent cause shall remain unaffected. In case of a termination for an urgent cause given by the Executive, no entitlement to a termination fee exists. The same applies in case of a termination by the Executive related to an urgent cause on the part of the Executive as well as in the event of an ordinary termination by the Executive. In case of termination of this Agreement by the Executive related to an urgent cause on the part of the Company, the Executive shall remain entitled to the termination fee as referred to in paragraph 2.6.

2.9	In the event of a Change in Control as defined in paragraph 2.10, the Executive has an extraordinary right to terminate this Agreement with due observance of the applicable notice period of three months and resign from his position as a managing director under the articles of association of the Company (statutair bestuurder) and as a member of the Board of Management of the Company as per the end of the notice period and from all further offices held in a company affiliated to the Company, provided it regards positions that are specifically, inextricably and expressly linked to his position as member of the Board of Management of the Company (so-called “q.q.-positions”). In case the Executive exercises this extraordinary right to terminate this Agreement, he is entitled to a termination fee according to paragraph 2.10. The extraordinary right to terminate this Agreement can only be exercised within six months after the Change in Control . The written notice of termination must clarify that the Agreement is terminated for the reason of Change in Control. Otherwise the Executive cannot refer to a change in control at a later point of time.

2.10	A Change in Control (“Change in Control”) takes place if the conditions are fulfilled as described in the Sara Lee Change in Control Plan. In this case, the Executive can invoke his extraordinary right under paragraph 2.9 when the Executive’s freedom to act in support of the business is unduly limited through interference by other company structures resulting in the Executive no longer being able to effectively act as managing director of the Company at the same level as before the Change in Control. Until the listing of CoffeeCo the Executive will be eligible for the benefits of the Sara Lee Change in Control Plan as set forth in the Corporate Officers Severance Plans. After the listing of CoffeeCo, CoffeeCo and the Executive will agree on participation by the Executive in a new change in control Plan, which will in general have the same conditions as the Sara Lee Change of Control Plan, however will be related to the size and activities of CoffeeCo at that time and also be in accordance with the Dutch Corporate Governance Code.

2.11	In case the Agreement ends as a result of a termination by the executive on the exclusive ground of Change in Control, the provisions as described in the Sara Lee Change in Control Plan apply, and after the Spin-Off and the subsequent listing of CoffeeCo, the provisions as described in the CoffeeCo Change in Control Plan apply. Any compensation resulting there from shall be made as a lump sum payment on the last day of the Agreement, unless it follows differently from the applicable Change in Control Plan.

2.12	Parties hereby establish that the Spin-Off or the subsequent listing of CoffeeCo does not qualify as a Change in Control under the Sara Lee Change in Control Plan.

2.13	The Executive is obliged to resign from all positions that are specifically, inextricably and expressly linked to his position as member of the Board of Management of CoffeeCo (so-called “q.q.-positions”) upon termination of this Agreement.

2.14	In case of non-occurrence of the listing of CoffeeCo by 31 December, 2012, both the Company and the Executive may terminate the Agreement, in which cases the Executive will receive a one-time payment equal to an amount of eighteen monthly instalments of the annual Base Fee, as stipulated in paragraph 3.1 of this Agreement, as well as (pro-rata) vesting of unvested grants, including the FY12-14 PSUs, as per paragraph 9.5.

2.15	Any termination fee received pursuant to this paragraph 2, which shall be made less any statutory withholdings, shall be received by the Executive in full and final settlement of all claims relating to the termination of the Agreement with the Company and will be set off against any compensation awarded by a court in relation to the termination of the Agreement, if any. If the severance payment has already been made at the time of such award, the Executive shall repay such amount exceeding the severance payment as unduly paid.

3. COMPENSATION

3.1	As of 1 December 2011, the Executive’s yearly basis board fee (“Basis Fee”) shall amount to € 900,000.- gross per year, which shall be paid in twelve equal instalments at the end of each month, less any statutory withholdings. The next review of the Base Fee is scheduled for September 1, 2012.

3.2	The parties acknowledge and agree that the total remuneration pursuant to this Agreement is subject to the corporate governance rules and the remuneration policy, as applicable to the Company from time to time (such rules and policy: “Governance”). The Basis Fee as defined in paragraph 3.1 above as well as all other income components under the Agreement, will be determined on a yearly basis, taking into account the Agreement and in accordance with the Governance. The Company shall not unilaterally modify the Basis Fee to the prejudice of the Executive.

4. HIRING PAYMENT

4.1	The Company will provide the Executive with a one-off compensation equal to € 1.1 million gross for the loss by the Executive of existing rights towards his predecessing employer relating to both short and long term incentives. The amount will be adjusted if (part of) the applicable incentives will be paid by the predecessing employer to the Executive after all. Such adjustment will be equal to the paid amounts. The payment of this amount will take place as follows:

(i)	A gross amount of € 600,000.- will be paid in cash within 30 days of the Starting Date. The Company will endeavour to pay this amount in the most tax efficient manner for the Executive, if at no further cost (other than for tax advice) or risk for the Company;

(ii)	You will receive a phantom grant at the value of € 500.000,— to be issued to the Executive per 31 January 2012 as 100% Sara Lee company stock, to be converted in Coffeeco stock as per the Spin-Off date.

4.2	In case of voluntary termination of this Agreement by the Executive under paragraph 2.3 and in case of termination by the Company for cause on the part of the Executive (dringende reden) prior to the first anniversary of employment, the Executive will be immediately required to repay to the Company the net equivalent of the total sum of the gross amount mentioned under 4.1 1 or, if the Company cannot under applicable tax laws recoup the associated and remitted withholdings from the relevant tax authority provided the Executive has a legal possibility to successfully recoup, the gross amount mentioned under 4.1

5. PENSIONS

5.1	The Executive will receive a monthly payment equivalent to the normal contribution that would have been made for him within the Dutch Pension Plan. This amount per signatory date equals EUR 14.667 per month. The Dutch Pension Plan consists of 2 pension schemes, which are operated by Stichting Pensioenfonds Sara Lee Nederland.

5.2	The Company will endeavour –at the request of the Executive- to make the Executive participate in the pension scheme applicable within the Company in accordance with the conditions set forth in the applicable pension regulations, taking into account the amount mentioned under paragraph 5.1.

6. TAX AND SOCIAL SECURITY

6.1	The Executive and the Company wish to make use of the so-called 30%-ruling, as laid down in the relevant provisions of the 1964 Dutch Wage Tax Act and the 1965 Dutch Wage Tax Implementation Decree. The Company and Executive will therefore file an application for the 30%-ruling. Only if and when the facility is granted, the following is applicable:

(a)	If and to the extent that the Executive is eligible for a tax-free reimbursement for extra-territorial expenses based on the relevant provisions of the 1965 Dutch Wage Tax Implementation Decree, it will be agreed that the remuneration for present board member activities agreed with the Executive will be reduced for civil law purposes in such a way that 100/70 of the thus agreed remuneration for present board member activities is equal to the originally agreed remuneration for present board member activities.

(b)	If and to the extent that (a) is applied, the Executive shall receive from the Company reimbursement for extra-territorial expenses equal to 30/70 of the thus agreed remuneration for present board member activities. This allowance is tax-free, the 1964 Dutch Wage Tax Act allowing.

(c)	The ‘agreed remuneration for present board member activities’ as described in part (a) concerns all the actual to-be-paid or to-be-provided remuneration for present board member activities as described in the 1964 Dutch Wage Tax Act and the provisions based on it.

7. VACATION

7.1	The Executive will be entitled to vacation in accordance with legal and Company practice, which is currently 27 days per calendar year. For each vacation day that executive has duly administrated with the Company secretary he will receive continuous full payment of his Basis Fee as well as accrual of all further rights and payments under this Agreement. In case of termination of this Agreement the accrued, untaken holidays as per the termination date shall be paid out in accordance with the customary calculation method used by the Company, however with a maximum payment for 27 days.

8. SHORT TERM INCENTIVE PLAN

8.1	With effect from 1 December 2011 the Executive is eligible to participate in the short term incentive plan as established for the members of senior management of the Company for the year 2011, i.e. the Annual Incentive Plan (AIP): The AIP target for the financial year 2012 (“FY 12”) will be 100% of base salary (with maximum payout of 150%), based on actual IB performance (in accordance with the FY12 AIP plan). For FY12, the AIP will be weighted as follows:

100% IB (40//40/20 Operating Income/ Net Sales/ Working Capital)

8.2	For the purpose of FY12 AIP, the bonus will be pro-rated based on the time that the Executive works for the Company, which, based on his notice period with his previous employer, will be from 1 December 2011 through 30 June 2012.

8.3	With respect to any short-term incentive plans that will be applicable within CoffeeCo, the following applies:

(a)	Within four weeks after the adoption of the annual accounts by the General Meeting of Shareholders, the Supervisory Board, with due observance of the following, will annually take a decision on the granting of short-term variable remuneration of the Executive; the short-term variable remuneration will be paid out to the Executive within two weeks after being granted by the Supervisory Board.

(b)	The targets set annually by the Supervisory Board will each year, after they have been discussed with the Executive, be laid down in writing by the Company.

(c)	The provisions in this paragraph concerning 2012 are based on the remuneration policy of the Company for 2012 as envisaged at the date of execution of this agreement. If the remuneration policy for 2012 deviates from the provisions of this paragraph, then the parts of the adopted remuneration scheme that most closely resemble the provisions laid down in this paragraph, will apply. In the years as of 2013, the remuneration as determined by the Supervisory Board within the remuneration policy as adopted by the General Meeting of Shareholders, will apply.

(d)	In derogation of the above provision, the Supervisory Board reserves the right to determine the amount of the short-term variable remuneration at its own discretion in case of exceptional circumstances that would make payment in accordance with para 8.3 and 8.4 qualify as an unfair outcome, this discretionary right to be used in line with the rules of the Dutch Corporate Governance Code.

(e)	The short-term variable remuneration is only granted if:

•	the Executive was not suspended or placed on leave of absence on full pay at the time of granting; or

•	the Agreement, before the moment of granting of the short-term variable remuneration, was not terminated for urgent cause or serious culpability of the Executive.

8.4	Without prejudice to the provisions of paragraph 8.3, the short-term variable remuneration will be calculated at a pro rata basis in the event of a departure during the calendar year or at retirement.

9. LONG TERM INCENTIVE PLAN

9.1	During the period until the End Date the Executive is entitled to an annual award for a long-term incentive (“LTI”) with a value of €1.5 million gross. The LTI will be linked to a three year period and therefore vest upon expiry of that three year period. The first three year period will be the period beginning per 1 January 2012 and ending 31 July 2014 (“FY 12-14”). For the FY12-14 period, the grant will be distributed as follows:

•	The grant will be made for 100% in so-called Performance Share Units (PSUs), with the equivalent value of the PSUs granted contingent on the stock price at close of business on the day of the grant.

•

The granting will take place in two instalments of partial grants, the first partial grant being made per 31 January 2012 and equivalent to: 1/3 of the entire LTI value, therefore consisting of €500,000 value of PSUs, the payout of which will be contingent on the Company’s Operating Income for FY12. This grant will have a maximum payout of 150%. The remaining 2/3 of the grant (€1,000,000) will be granted when CoffeeCo becomes a separate public company, and the payout will be based on Total Shareholder Return (TSR) against a peer group (still to be defined) for the period from grant date through June 2014. This grant is intended to have a maximum payout of 200% (to be formally approved by the Compensation & Benefits Committee once the performance peer group is finalized).

•	The FY12-14 grant will vest in full at end August 2014.

9.2	The next grant, with a value of €1,500,000, will be given per 1 August 2012 for the FY13-15 LTI period, which begins in July 2012. Further grants will be made each subsequent year per 1 August, also each time for subsequent three year granting and vesting periods.

9.3	The provisions in this paragraph concerning 2012 are based on the remuneration policy of the Company for 2012 as envisaged at the date of execution of this agreement. If the remuneration policy for 2012 deviates from the provisions of this paragraph, then the parts of the adopted remuneration scheme that most closely resemble the scheme laid down in this paragraph, will apply. In the years as of 2013, the remuneration as determined by the Supervisory Board within the remuneration policy as adopted by the General Meeting of Shareholders, will apply.

9.4	As part of the remuneration policy and subject to the approval by the General Meeting of Shareholders, a guideline for shareholding will apply for the members of the Management Board. This guideline recommends that the Executive in five years will build a shareholding in the company amounting to one time his annual base salary. The Executive declares himself prepared to cooperate with the compliance with this guideline.

9.5

In case this contract ends without urgent cause on the part of the Executive, he will be entitled to immediate vesting of the unvested PSU’s on a pro rata basis (until 1st year after grant: 25%; between 1st and 2nd year after grant 50% between 2nd and 3rd year of the grant: 75%).

EXPENSES

9.6	Company Car: The executive is entitled to the use of a lease company car, which is in accordance with Company regulations, in terms of types and prices. Personal tax obligations will be the Executive’s own responsibility. The Company is currently working to provide this benefit as a cash payment (vs. providing the vehicle) and the monthly allowance will be equal to EUR 3.300.

9.7	Both the pension contribution due in case the Executive will not participate in the pension scheme applicable within the Company and the car allowance are taxable amounts. The Company will endeavour to pay the amounts tax efficiently, within the boundaries of the Dutch Governance Code.

9.8	Representation Allowance: The Executive will be entitled to a representation allowance of EUR 4,080 per year, payable in 12 monthly installments (of which EUR 1,080 is a net payment according to the fiscal rules 2010; the remainder is a gross payment). This allowance may be adjusted annually at the Company’s discretion. The right to receive this allowance will end immediately if the Executive is suspended or relieved of duties, and also in case of incapacity for work, after a period of more than two (2) months.

9.9	Relocation Costs: The Executive will be eligible for relocation benefits equivalent to the Sara Lee Relocation Policy, including costs in relation with the family(members) of the Executive as a result of the relocation and movement of household belongings & furnishings from current residence to The Netherlands. The Company will provide additional details in a separate document. This shall also cover a one-off refurbishment allowance of the Executive’s house in NL of EUR 11.500 net, which will be payable within 30 days of the Starting date.

10. INSURANCES

10.1	The Company shall arrange a state of the art directors’ and officers’ liability insurance for the benefit of the Executive, including reimbursements of lawyer’s fees made by the Executive in case he is held liable by any third party or the Company, if the principal claim by such party is covered under the insurance. The conditions are stated in the policy, a copy of which will be provided to the Executive as soon as possible after signing. The costs for this insurance shall be for the account of the Company.

10.2	The Executive can participate in the company’s Health Insurance scheme, which is equal to (rounded) EUR 160.—a month per adult family member, at the Executives’ own expense. Children at the age until 18 are covered for free.

10.3	In case of termination of this Agreement by the Company for other reasons than due to an urgent cause, the Company will pay the Executive a monthly compensation to be used by the Executive for unemployment insurance. This monthly amount is limited to the maximum premium contribution under the legal system (WW – maximum dagloon) of an employer in the Netherlands for unemployment benefits on a yearly basis and will only be due if and as long as the Executive is and remains unemployed.

11. DISABILITY

11.1	In case the Executive is unable to perform his duties under this agreement due to illness or other reasons which are not his fault, he shall inform the Company and its Supervisory Board immediately and provide the Company with the appropriate medical certificates.

11.2	During the first year of continuous or permanent disability the Company shall not terminate the Agreement. This agreement will not end if either of the parties explicitly agree on its continuation, or before expiry of the first twelve months the Executive provides a medical certificate of a physician stating that in all probability the Executive will again be able to perform his tasks without limitation within the next six months, in absence whereof article 11.8 shall apply. The physician providing such medical certificate has to be agreed upon between the parties. In case the parties do not agree on a physician, the district court at the business seat of the Company will be requested to determine an appropriate medical expert.

11.3	The Executive shall during the period mentioned under paragraph 11.2 be entitled to the continuation of all conditions set out in this Agreement.

11.4	In case the Executive dies during the term of this Agreement, his widow, or in lieu of a widow his dependent children, will receive continued payment of the Basis Fee for the month during which the Executive died and for the following twelve calendar months, including a pro rata payment of the AIP and LTI.

11.5	The Executive shall not be entitled to the board fee payment referred to in 11.1 above, if and to the extent that he can validly claim damages in connection with his inability to work from a third party on account of loss of income. In this event, the Company shall satisfy payment solely by means of an advanced payment on the compensation to be received from the third party and upon assignment by the Executive of his rights to damages vis-à-vis the third party concerned up to the total amount of advanced payments made. The advanced payments shall be set off by the Company if the compensation is paid or, as the case may be, in proportion.

11.6	The following shall be deducted from the board fee owed by the Company:

(a)	the amounts of any cash benefit to which the Executive is entitled under any statutory or other insurance or from any social or other fund membership or which has been stipulated contractually or results from this agreement. These amounts include in any event payments made to the Executive pursuant to a any other disability scheme;

(b)	the amounts of earned income for work which the Executive has performed elsewhere, despite his disability, other than for the Company, either under a contract of employment or otherwise.

11.7	The Company reserves the right to unilaterally amend the provisions set out in this paragraph 11 in the event the Company offers the Executive an alternative arrangement to adequately cover the consequences of the inability to work of members of the Board of Management that are engaged on the basis of a services agreement, provided that the rights of the Executive under such arrangement are covered at exactly the same level.

11.8	In case the continuous or permanent disability of the Executive has exceeded twelve months, this Agreement shall automatically terminate per that date and the Executive will be entitled to a termination fee of twelve monthly instalments of the Base Fee.

11.9	The Company will at its cost arrange for the Executive insurance coverage for the event of continuous or permanent disability of the Executive that lasts longer than twelve months, which insurance will cover the permanent loss of income (which income is set at the Base Fee).

12. CONFIDENTIALITY

12.1	The Executive has the duty to keep strictly confidential all matters concerning the Company disclosed to him in connection with his engagement with the Company, both during and after expiry of the Agreement, both regarding third parties and regarding other persons employed by the Company, save where those matters concern the latter category in view of the activities they perform for the Company. The Company Internal Code on Inside Information is applicable to the Executive.

13. NO ADDITIONAL OCCUPATION

13.1	Taking into account the Executive’s other approved positions within the group, the Executive has the duty to dedicate all his energy to the interests of the Company as and when required. The Executive shall refrain from accepting remunerated or time-consuming non-remunerated work activities with or for third parties not belonging to the Company’s group, including but not limited to supervisory or non-executive directorships and board positions, or from doing business for his own account without prior explicit written consent of the Supervisory Board of the Company.

14. DOCUMENTS

14.1	The Executive shall not have nor keep in his possession any documents and/or correspondence and/or data carriers and/or copies thereof in any manner whatsoever, which belong to the Company or to affiliated companies, except insofar as and for as long as necessary for the performance of his work for the Company. In any event the Executive will be obliged to return to the Company immediately, without necessitating the need for any request to be made in this regard, any and all such documents and/or correspondence and/or data carriers and/or copies thereof at termination of this agreement or on suspension of the Executive from active duty for whatever reason.

15. NON-COMPETITION

15.1	The Executive shall throughout the duration of this Agreement and for a period of one year after termination hereof, not be engaged or involved in any manner, directly or indirectly, whether for the account of the Executive or for the account of others, in any (legal) person, institution or undertaking or other venture which conducts activities in the field of the coffee and tea business nor act as intermediary in relation to such activities in whatever manner directly. This obligation applies solely to the territory where the Executive carried out work activities for the benefit of the Company during the year immediately preceding the termination of this agreement.

15.2	Irrespective of how the Agreement terminates, the Executive shall without the prior written approval from the Company for a period of one year after termination of the Agreement not:

(a)	induce any (legal) person, institution or undertaking, including suppliers and customers of the Company or of companies affiliated with the Company, to amend or terminate their business relationship with the Company or with companies affiliated with the Company;

(b)	induce employees or persons who in the last year prior to the termination of the Agreement have or have had an employment agreement with the Company and/or companies affiliated with the Company, to give notice of termination of their employment agreement with the Company and/or companies affiliated with the Company and/or to employ these employees or persons.

15.3	This clause 15 does not apply in case of termination of this Agreement by the Executive in relation to an urgent cause on the part of the Company.

16. INDEMNITY

16.1	The Company will indemnify the Executive in respect of all claims, liabilities costs and expenses suffered or incurred by the Executive in his capacity as board member of the Company and arising from this Agreement, unless in case of wilful intent/misconduct (opzet) or deliberate recklessness (bewuste roekeloosheid).

17. FINAL PROVISIONS

17.1	This agreement can only be amended or supplemented to by means of a written document signed by both parties. This agreement supersedes all previous agreements and takes their place except for the terms and conditions related thereto, as amended.

18. GOVERNING LAW

18.1	This agreement is governed by and construed in accordance with the laws of the Netherlands.

In witness whereof, this agreement has been signed and executed in duplicate this August 30, 2011.

Sara Lee Corporation:	the Executive

/s/ Mr J. Bennink	/s/ Mr M Herkemij

Chairman Executive Board